UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form F-X

THIS DOCUMENT IS A COPY OF THE FORM F-X FILED ON JUNE 25, 2019

PURSUANT TO A RULE 201 TEMPORARY HARDSHIP EXEMPTION

APPOINTMENT OF AGENT FOR SERVICE
OF PROCESS AND UNDERTAKING

A.	Name of issuer or person(s) filing (“Filers”):

Deutsche Balaton Biotech AG

DELPHI Unternehmensberatung Aktiengesellschaft

B.	(1)	This is an [check one]

	☒	original filing for the Filers

	☐	amended filing for the Filers

(2)	Check the following box if you are filing for Form F-X in paper in accordance with Regulation S-T Rule 101(b)(9) ☐

C.	Identify the filing in conjunction with which this form is being filed:

Name of registrant:	Biofrontera AG

Form Type:	CB

File Number (if known):

Filed by:	Deutsche Balaton Biotech AG DELPHI Unternehmensberatung Aktiengesellschaft

Date Filed:	June 25, 2019 (concurrently)

D.	The Filers are incorporated or organized under the laws of the Federal Republic of Germany (Name of the jurisdiction under whose laws the issuer is organized or incorporated) and have their principal place of business at (Address in full and telephone number)

Ziegelhäuser Landstrasse 1

69120 Heidelberg, Germany

+49 6221 6492424

E.	The Filers designate and appoint (Name of United States person serving as agent) Corporation Service Company (“Agent”) located at (Address in full in the United States and telephone number)

251 Little Falls Drive

Wilmington, DE 19808

1-800-927-9800

as the agent of the Filers upon whom may be served any process, pleadings, subpoenas, or other papers in:

(a) any investigation or administrative proceeding conducted by the Commission; and

(b) any civil suit or action brought against the Filers or to which any Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States or of any of its territories or possessions or of the District of Columbia, where the investigation, proceeding or cause of action arises out of or relates to or concerns (i) any offering made or purported to be made in connection with the securities registered or qualified by the Filers on Form CB filed concurrently with this Form F-X or any purchases or sales of any security in connection therewith; (ii) the securities in relation to which the obligation to file an annual report on Form 40-F arises, or any purchases or sales of such securities; (iii) any tender offer for the securities of a Canadian issuer with respect to which filings are made by the Filers with the Commission on Schedule 13E-4F, 14D-1F or 14D-9F; or (iv) the securities in relation to which the Filers act as trustee pursuant to an exemption under Rule 10a-5 under the Trust Indenture Act of 1939. The Filers stipulate and agree that any such civil suit or action or administrative proceeding may be commenced by the service of process upon that service of an administrative subpoena shall be effected by service upon such agent for service of process, and that service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

F.	The Filers stipulate and agree to appoint a successor agent for service of process and file an amended Form F-X if the Filers discharge the Agent or the Agent is unwilling or unable to accept service on behalf of the Filers at any time until six years have elapsed following the effective date of the latest amendment of the Form CB. The Filers further undertake to advise the Commission promptly of any change to the Agent’s name or address during the applicable period by amendment of this Form, referencing the file number of the relevant form in conjunction with which the amendment is being filed.

G.	The Filers undertake to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the Forms, Schedules and offering statements described in General Instructions I. (a), I. (b), I. (c), I. (d) and I. (f) of this Form, as applicable; the securities to which such Forms, Schedules and offering statements relate; and the transactions in such securities.

The Filers certify that they have duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Heidelberg, Germany this 24th day of June, 2019.

Deutsche Balaton Biotech AG

By:	/s/ Rolf Birkert
Name:	Rolf Birkert
Title:	Board Member

DELPHI Unternehmensberatung Aktiengesellschaft

By:	/s/ Wilhelm Konrad Thomas Zours
Name:	Wilhelm Konrad Thomas Zours
Title:	Board Member

This statement has been signed by the following person in the capacities and on the date indicated. Corporation Service Company, as Agent for Service of Process

By:	/s/ Karin L. Dunn
Name:	Karin L. Dunn
Title:	Assistant Vice President

June 21, 2019